CERTIFICATE OF AUTHOR - HERBERT E. WELHENER

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as the author of the Technical Report entitled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 and amended on January 17, 2014; I hereby make the following statements:

1. I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2. This certificate applies to the Technical Report entitled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 and amended on January 17, 2014 (the "Technical Report").
3. I graduated with the follow degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4. I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), a professional association as defined by NI 43-101. As well, I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM).
5. I have worked as a mining engineer or geologist for 39 years since my graduation from the University of Arizona.
6. I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI 43-101) and I am a Qualified Person (as defined in NI 43-101). I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.
7. I am responsible for Section 16 of the technical report entitled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 and amended on January 17, 2014. I last visited the property on December 1, 2011.
8. I have had prior involvement with the property that is the subject of this Technical Report. The nature of my involvement is as a consultant to Quaterra Resources, Inc. in the preparation of previous internal studies on the MacArthur project.
9. I am independent of Quaterra Resources, Inc. as defined by Section 1.5 of NI 43-101.
10. That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
11. I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Signed and dated 17th day of January, 2014 at Tucson, Arizona

Herbert E. Welhener, MMSA-QPM